UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For June 6, 2023

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, June 6, 2023.

DAL N° 537/23

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re.: Material fact. Private call for tender GPNK 01/2023 – Operations and Maintenance Service Contract of Presidente Néstor Kirchner Pipeline (GPNK) – Tratayén-Salliqueló section.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs”), in order to report that, by means of note ENARSA N° GA 0105/2023 dated June 5, 2023, tgs was formally notified by Energía Argentina S.A.’s Board of Directors (ENARSA) that ENARSA decided to award tgs the Operations and Maintenance Service Contract of Presidente Néstor Kirchner Pipeline (GPNK) submitted by tgs in the frame of the Private call for tender GPNK 01/2023, Tratayén-Salliqueló section.

The aim of the contract is the Operations and Maintenance Service of the GPNK Tratayén-Salliqueló section facilities, located in the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires, together with the corresponding underground facilities, surface facilities and compressor stations in Tratayén and Salliqueló.

Therefore, the facilities comprise:

1.

GPNK: 36” pipeline, 563 km long and 40 million standard m3/day design flow.

2.

Tratayén Compressor Station (KP 0 + 000): the installation of 3 turbo-compressors (15,000 HP each, ISO power) is expected. Initially, the plant will have one 15,000 HP turbo-compressor.

3.

Salliqueló Compressor Station (KP 563 + 700): it shares the design of Tratayén Compressor Station. The installed capacity is expected to be 30,000 HP, distributed into two turbo-compressors (15,000 HP each, ISO power).

The contract term is 5 (five) years and ENARSA can exercise a renewal option for an additional period of up to 12 months.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: June 6, 2023.